Exhibit 99.2
Cenovus Energy Inc.
Annual Meeting of Shareholders
April 27, 2022

Report of Voting Results
(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 27, 2022 by virtual meeting. Each matter voted on is described in greater detail in the Corporation’s 2022 Management Information Circular dated March 1, 2022, which is available at cenovus.com.

1.Appointment of Auditor PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditor of the Corporation.

Votes For		Votes Against
Number	Percent	Number	Percent
1,639,199,903	99.48%	8,614,260	0.52%

2.Election of Directors Each of the following twelve nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Keith M. Casey	1,609,044,293	99.85%	2,397,549	0.15%
Canning K.N. Fok	1,083,587,060	67.24%	527,850,101	32.76%
Jane E. Kinney	1,609,176,907	99.86%	2,264,935	0.14%
Harold N. Kvisle	1,277,048,365	79.25%	334,317,479	20.75%
Eva L. Kwok	1,550,853,643	96.24%	60,588,199	3.76%
Keith A. MacPhail	1,514,158,636	93.96%	97,283,206	6.04%
Richard J. Marcogliese	1,608,951,311	99.85%	2,490,531	0.15%
Claude Mongeau	1,608,785,300	99.84%	2,656,542	0.16%
Alexander J. Pourbaix	1,609,975,871	99.91%	1,465,881	0.09%
Wayne E. Shaw	1,608,678,194	99.83%	2,763,648	0.17%
Frank J. Sixt	1,212,579,975	75.25%	398,857,186	24.75%
Rhonda I. Zygocki	1,548,711,155	96.11%	62,730,687	3.89%

3.Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation An advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent
1,570,327,542	97.45%	41,115,000	2.55%